Exhibit 99.1

Polyrizon Announces Successful Completion Enrollment of all 120 Patients in U.S. Clinical Study of NASARIX Allergy Blocker

All 120 planned participants randomized across five clinical sites in the United States

Raanana, Israel, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a clinical-stage biotechnology company specializing in the development of innovative intranasal hydrogels, today announced the successful completion of patient enrollment and randomization in its U.S. multicenter clinical study evaluating NASARIX, the Company’s proprietary investigational nasal hydrogel product candidate designed to provide protection against airborne allergens.

The study has reached its planned enrollment target, with 120 participants randomized across five clinical research sites in the United States. A total of 144 individuals were screened to achieve the enrollment target.

The clinical study is designed to evaluate the performance of NASARIX in adults with allergic rhinitis. NASARIX utilizes Polyrizon’s proprietary Capture and Contain™ technology, which forms a protective mucoadhesive barrier within the nasal cavity, designed to limit allergen contact with the nasal mucosa.

“Completing enrollment and randomization of all 120 participants represents an important milestone in the clinical development of NASARIX,” said Tomer Izraeli, Chief Executive Officer of Polyrizon. “With enrollment now complete across five U.S. clinical sites, we are focused on completing the remaining study activities and advancing toward the clinical data readout. We believe that this achievement marks another important step in our efforts to bring our innovative nasal barrier technology closer to patients.”

The randomized, controlled clinical study compares NASARIX with a saline control and is designed to assess its performance in managing symptoms associated with allergic rhinitis. Following completion of the treatment and follow-up periods, the Company expects to proceed with data review and analysis in accordance with the clinical study protocol.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain™, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the completion of the remaining study activities, the timing and outcome of the clinical data readout, data review and analysis, the design and potential performance and benefits of NASARIX, potential regulatory submissions, and the Company’s plans to continue developing its technology. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com